Exhibit 2.1

The Board of Directors

Changyou.com

Changyou Building

Raycom Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing

Re: Preliminary Non-binding Proposal to Acquire All Outstanding Shares in Changyou.com Limited (“CYOU”)

Dear Members of the Board of Directors:

The undersigned, chairman of CYOU (the “Company”), is pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A and Class B ordinary shares of the Company, including shares represented by American Depositary Shares (“ADS”), on the principal terms and conditions described in this letter (the “Transaction”).

I believe that my Proposal provides a very attractive opportunity to the Company’s shareholders. My Proposal represents a premium of 50% to the average closing price of the Company’s ADS during the last 90 trading days, and a premium of 9% to the closing price of the Company’s ADS on May 19, 2017 respectively.

Set forth below are the key terms of my Proposal.

1. Acquiror. I will form one or more acquisition vehicles (collectively, the “Acquiror”) to complete the Transaction.

2. Transaction and Purchase Price. I propose that all of the outstanding Class A and Class B ordinary shares of the Company, including ordinary shares represented by ADS, be acquired at a purchase price equal to US$21.05 per share (or $42.10 per ADS), in cash through a one-step merger of an acquisition vehicle newly formed by the Acquiror with and into the Company.

3. Financing. I intend to finance the Transaction with a combination of equity and/or debt capital. Myself and/or one or more other equity investors will provide the equity financing required for the Transaction. Debt financing is expected to be provided by loans from third party financial institutions. I am confident that I can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. I am confident that myself and other potential financial sources will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Kirkland & Ellis as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction.

6. Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination as to whether to endorse it. Given my involvement in the Transaction, I would expect that the independent members of the board of directors of the Company will proceed to consider my Proposal and the Transaction.

7. Confidentiality. I will promptly file with the U.S. Securities and Exchange Commission an amendment to my Schedule 13D, and in that filing I will disclose this letter. I am sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is my preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

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In closing, I would like to thank the board of directors of the Company for considering the Proposal and express my commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

Charles Zhang